UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Yongye International, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

98607B106
 (CUSIP Number)

Mr Stephen Huyton
King Charles House,
Park End Street,
Oxford,
United Kingdom,
OX1 1JD
+44 1865 258 137
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 98607B106	Page 2 of 8 Pages

1.	Names of Reporting Persons. OXFORD ASSET MANAGEMENT LLP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: IA

SCHEDULE 13D

CUSIP No: 98607B106	Page 3 of 8 Pages

1.	Names of Reporting Persons. OxAM QUANT FUND LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: OO

SCHEDULE 13D

Page 4 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $.001 per share (the “Shares”), of Yongye International, Inc. (the “Issuer”), whose principal executive offices are located at 6th Floor, Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, People’s Republic of China.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Oxford Asset Management LLP (“OxFORD”)
ii.	OxAM QUANT FUND LIMITED (“OxAM”)

This Schedule 13D relates to Shares held for the account of OxAM. OxAM has in place an Investment Advisory agreement with OXFORD, the investment adviser.

The address of the principal business office of OxFORD is King Charles House, Park End Street, Oxford, United Kingdom, OX1 1JD.  OxFORD is a limited liability partnership incorporated in England and Wales.

The address of the registered office of OxAM is Harbour Place, 2nd Floor, 103 South Church Street, PO BOX 472, George Town, Grand Cayman, KY1-1106, Cayman Islands. OxAM is an open-ended investment company, incorporated as an exempted company under the laws of the Cayman Islands.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares reported herein by the Reporting Persons were working capital or margin account borrowings of OxAM made in the ordinary course of business of OxAM. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $17,700,000, including commissions, was paid to acquire the Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes of OxAM and in the ordinary course of OxAM’s business, pursuant to investment strategies, because OxFORD, as investment adviser, believed that the Shares, when purchased, represented an attractive investment opportunity. The investment opportunity arose pursuant to an agreement and plan of merger, dated as of September 23, 2013 as amended on April 9, 2014, among the Issuer, Full Alliance Limited, Yongye International Limited, and Yongye International Merger Sub Limited (the "Merger"). On July 3, 2014, the Merger was completed (the "Closing") and Yongye International Limited consummated the acquisition of 100% of the outstanding Shares of the Issuer through the Merger.  As a result, as reported in the Form 8-K filed by the Issuer on July 3, 2014, the Shares converted into the right to receive $7.10 in cash, without interest, less any applicable withholding taxes, and the Issuer has notified NASDAQ of its intent to file Form 25 to delist its Shares and intends to file Form 15 to deregister its Shares.

SCHEDULE 13D

Page 5 of 8 Pages

Accordingly, subsequent to the Closing of the Merger, the Shares reported herein by the Reporting Persons converted into the right to receive cash, and the Reporting Persons intend to exercise this right shortly.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) As of June 24, 2014, the Reporting Persons may have been deemed to beneficially own 2,558,185 Shares, which equates to approximately 5.05% of the total number of Shares outstanding. As of July 7, 2014, subsequent to the Closing of the Merger, the Reporting Persons may be deemed to beneficially own 0 Shares, which equates to 0.0% of the total number of Shares outstanding.

The percentages noted herein are based on 50,685,216 Shares reported as outstanding as of May 7, 2014, in the Issuer’s quarterly report on Form 10-Q, dated May 12, 2014.

(b) The beneficial ownership figures reported in Item 5(a) reflect the Reporting Persons’ shared power to vote or to direct the vote the Shares and shared power to dispose or to direct the disposition of the Shares.

(c) The trading dates, number of Shares acquired and disposed of, the price per share and how the transactions were effected for all transactions in the Shares by the Reporting Persons within the past sixty days are set forth in Exhibit B.

(d) N/A

(e) On July 3, 2014, subsequent to the Closing of the Merger, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oxford Asset Management LLP

By:	/s/ Stephen Huyton
Name:	Stephen Huyton
Title:	Chief Compliance Officer

OxAM Quant Fund Limited

By:	/s/ Dr. Andre Stern
Name:	Dr. Andre Stern
Title:	Director

July 7, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 7 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Yongye International, Inc, dated as of July 7, 2014 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Oxford Asset Management LLP

By:	/s/ Stephen Huyton
Name:	Stephen Huyton
Title:	Chief Compliance Officer

OxAM Quant Fund Limited

By:	/s/ Dr. Andre Stern
Name:	Dr. Andre Stern
Title:	Director

July 7, 2014

SCHEDULE 13D

Page 8 of 8 Pages

EXHIBIT B
SCHEDULE OF TRANSACTIONS

Each of the following transactions was effected by the Reporting Persons in the open market through a broker.

Trade date	Buy/Sell	Quantity	Price per Share
06/24/2014	Buy	24,200	6.94
06/25/2014	Buy	50,000	6.90
06/25/2014	Buy	500,000	6.92
06/25/2014	Sell	500,000	6.91